Independent Auditors' Report



To the Board of Directors of
Scout Worldwide Fund, Inc.
and
the Securities and Exchange Commission:

RE:	Scout Worldwide Fund, Inc.
	Form N-17f-2
	File Number 811-7472


We have examined management's assertion about SCOUT WORLDWIDE FUND, INC.'s (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of June 30, 1998, and for the period April 30, 1998 through June 30, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1998, and for the period April 30, 1998 through June 30, 1998, with respect to securities of SCOUT WORLDWIDE FUND, INC., without prior notice to management:

* Securities owned as of the close of business on June 30, 1998, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Depository Trust Company, Morgan Guaranty Trust Company, Morgan Stanley Trust Company and the Federal Reserve Bank, which use the book entry method of accounting for securities;

* Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;


* Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Worldwide Fund, Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Worldwide Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.







Kansas City, Missouri
September 24, 1998




	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-7472                        June 30, 1998






2. State Identification Number:






AL	*

AK	98 02179

AZ	S-0035534-QUAL

AR	93-M328-01

CA	308-7989

CO	IC-94-06-769

CT	SI45572

DE	*

DC	*

FL	*

GA	56-002879

HI	*

ID	48847

IL	R9737240

IN	93-0423 IC

IA	I-29840

KS	94S0000015

KY	M29488

LA	54080**

ME	MF98-6744

MD	SM980018

MA	96-6998-MR

MI	227114

MN	R-36764.1

MS	MF-98-01-002

MO	1993-00673

MT	28321

NE	019423

NV	*

NH	*

NJ	*

NM	980212

NY	S 27 53 21

NC	7489

ND	62480

OH	12283

OK	I-321397

OR	98-0080**

PA	93-07-010MF

RI	*

SC	MF11220

SD	10597

TN	RM98-0286

TX	C 42953

UT	B00039221**

VT	1/16/98-25

VA	2612

WA	C-57891

WV	MF-24123

WI	341394-03

WY	20513

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers
**Securities in the Scout Funds Combined Prospectus included on one
  Notice Filing (Balanced Fund, Bond Fund, Money Market Fund,
  Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)






3. Exact name of investment company as specified in registration statement:

        Scout Worldwide Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108













INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





Management believes that Scout Worldwide Fund, Inc. was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998, and during the period from April 30, 1998
(prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through June 30, 1998, with respect to securities reflected in the investment account of Scout Worldwide Fund, Inc.



SCOUT WORLDWIDE FUND, INC.


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President